CHINA FORESTRY, INC.
Economic Development Zone
of Hanzhong City,
Shaan’xi Province,
The People’s Republic of China
Telephone: (86) 29-85257870

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about June 3, 2011, to the holders of record at the close of business on May 31, 2011 (the “Record Date”) of common stock, par value $0.001 per share (“Common Stock”) of China Forestry, Inc., a Nevada corporation (“the Company” or “CHFY”), in connection with the change of control and composition of the Board of Directors of the Company pursuant to a Share Exchange Agreement entered into among the Company, Hanzhong Hengtai Bio-Tech Limited (“Hengtai”), Financial International (Hong Kong) Holdings Co. Ltd. (“FIHK”), and certain other parties as described below.  This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.  This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.

On the Record Date, there were 156,000,000 shares of CHFY common stock issued and outstanding, each of which was entitled to cast one vote per share, and 10,000,000 authorized shares of Preferred Stock, par value $0.001 per share, of which no shares were issued and outstanding.

WE ARE NOT SOLICITING YOUR PROXY.
NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On June 10, 2010, China Forestry, Inc., a Nevada corporation (“CHFY” or the “Company”), entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Hengtai, FIHK, Shengli Liu, the owner of 60% of the outstanding share capital of FIHK (“Liu”), and Bin Li, the owner of 40% of the outstanding share capital of FIHK (“Li”) (Liu and Li collectively being the “Shareholders”). FIHK and Hengtai are parties to variable interest entity contracts (hereinafter “VIE Contracts”) with each other, and each of the Shareholders are parties to VIE Contracts with each other.  The transactions contemplated by the Share Exchange Agreement were closed and completed on July 15, 2010 (the “Closing Date”) and resulted in a change in majority ownership of the Company.  Pursuant to the terms of the Share Exchange Agreement, at Closing, the Company acquired one hundred percent (100%) of all of the issued and outstanding share capital of FIHK from the Shareholders, as well as a cash payment of $50,000 from Hengtai, in exchange for One Hundred Million (100,000,000) shares of newly issued common stock of the Company and a Convertible Note in the principal amount of $1.0 million, which note is convertible into 68,000,000 shares of common stock of the Company to the extent there is sufficient authorized common stock for full conversion (the “Convertible Note”).  Further, the Company authorized Interwest Transfer Company, Inc., its transfer agent, to issue to the Shareholders the 100,000,000 shares of common stock of the Company, with 60,000,000 shares to Liu and 40,000,000 shares to Li.  The Share Exchange Agreement contemplated that the current directors would resign at an appropriate time and the vacancies thereby created would be filled by Shengli Liu, Yueping Li and Shuncheng Ma.

The foregoing summary of selected provisions of the Share Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Share Exchange Agreement, a copy of which is included as an exhibit to the Company’s current report on Form 8-K, which was filed with the U.S. Securities and Exchange Commission on June 16, 2010.

As a result of the Closing, Man Ha and Yuan Tian resigned from their positions as directors and executive officers on May 30, 2011.  Degong Han, the remaining director has appointed three nominees to the Board of Directors, as follows:  Shengli Liu, a citizen and resident of China, Yueping Li, a citizen and resident of China and Shuncheng Ma, a citizen and resident of China, who will become directors of the Company.  The appointment of Messrs. Lui, Li and Ma will be effective following the expiration of the required ten (10) day transmittal notification to the stockholders under Regulation 14f-1 of the Securities Exchange Act, which notice is effected by this Information Statement.  At the effective time of their appointment, the Board of Directors will be increased to four persons and Degong Han will thereafter resign.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

The following table sets forth as of March 31, 2011, the number of shares of the Company’s Common Stock owned of record or beneficially by each person known to be the beneficial owner of 5% or more of the issued and outstanding shares of the Company’s voting stock, and by each of the Company’s directors and executive officers and by all its directors and executive officers as a group.  The share figures and percentages in the table below have been adjusted to give effect to the Closing.

Except as otherwise specified below, the address of each beneficial owner listed below is Economic Development Zone of Hanzhong City, Shaan’xi Province, The People’s Republic of China.

Title of Class(1)	Name	Number of Shares Owned	Percent of Voting Power

Other Principal Stockholders (5%)

Common	Bin Li(2)	57,600,000	28.8%
Common	Shengli Liu(3)	86,400,000	43.2%

Directors and Executive Officers

Common	Yuan Tian, CEO and Director	0	0%
Common	Degong Han, President, Secretary and Director	9,000,000	4.5%
Common	Man Ha, CFO, Treasurer and Director	9,513,743	4.8%
Common	All Officers and Directors as a Group (3 persons)	18,513,743	9.3%

(1) For purposes of the calculations in this table, there are 200,000,000 issued and outstanding shares of Common Stock because 44,000,000 of the shares underlying the $1.0 million convertible promissory note are deemed to be beneficially owned.

(2) Bin Li is the beneficial owner of 40,000,000 shares of Common Stock, and a 40% interest in the principal amount of a $1.0 million convertible promissory note, which entitles him to convert his principal amount into 17,600,000 shares of Common Stock.

(3) Shengli Liu is the beneficial owner of 60,000,000 shares of Common Stock, and a 60% interest in the principal amount of a $1.0 milliion convertible promissory note, which entitles him to convert his principal amount into 26,400,000 shares of Common Stock.

DIRECTORS AND EXECUTIVE OFFICERS

To the best of the Company’s knowledge, immediately prior to the Closing, Shengli Liu, Yueping Li and Shuncheng Ma were not directors, did not hold any position with the Company, nor had they been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which would be required to be disclosed pursuant to the rules and regulations of the U.S. Securities and Exchange Commission.  To the best of the Company’s knowledge, none of such persons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has he or she been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

The names of the officers and directors of the Company following Closing and the appointments and resignations described above, as well as certain information about them are set forth below:

Name	Age	Position(s) with the Company
Shengli Liu	43	Chairman, President and Director
Yueping Li	48	CEO and Director
Shungcheng Ma	48	CFO and Director
Chunli Li	51	Secretary
Degong Han	52	President, Secretary and Director – Resigning all positions
Yuan Tian	38	CEO and Director – Resigned both position
Man Ha	47	CFO and Director – Resigned both positions

Degong Han. Mr. Han, age 55, used to work in YiChun Xinqing Forestry Bureau as a supervisor of the sales department in 1979. After 4 years, he was promoted to the position of administrator and in 1995, Han was the senior manager of the forestry bureau. In August 1990, Han achieved the Reward Degree of Forestry Studies.  From 1996 to 2003, Han began to research the innovation of the forestry industry. And from 2004, he founded Harbin Senrun Forestry Development Limited.

Yuan Tian.  Mr. Tian, age 38, graduated from the Institute of National Economic Management in Renmin University of China with a Bachelors of Economics Degree in 1996, and attended senior EMBA courses in Schenzhen Academy of Tsinghua University in 2001.  In July 1996, Mr. Tian started his career in the Marketing Department of Hainan Airline Co., Ltd.  In 1998 he was appointed as Project & Marketing Leader to establish the Hainan Airline Hotel Group.  After that, Mr. Tian was appointed as Assistant to the General Manager, Marketing Department in Hainan Airline Hotel Group, and general manager of Hainan Airline Commercial Tourism Co., Ltd.  In October 1999, he joined Guangdong Huajing Industrial (Group) Co., Ltd. as Assistant to the General Manager.  In April 2003, he joined Guangzhou Hengda Industrial (Group) Co., Ltd. as the Officer to the President.  From August 2005 to August 2006, he joined Guangdong New Generation Commercial Management Co., Ltd. and was appointed as General Manager of the marketing center, and Officer of non-ticket section management office, and Director of Tourism Credit Center.  From 2006 to January 2007, he was appointed as CEO of Suzhou Tongli International Tourism Development Co., Ltd.  In February 2007, Mr. Tian worked as the General Manager in the Network Payment Department in Guangdong Tour Electric Commercial Traveling Service Co., Ltd.

Man Ha.  Mr. Ha, age 47, was appointed as Chief Financial Officer of China World Trade Corporation on February 28, 2006. He has over 20 years of experience in the areas of auditing, transaction advisory services and commercial fields. In the past, he was executive director, group financial controller and company secretary of several publicly traded companies that were listed on the Hong Kong Stock Exchange. Mr. Ha holds a Masters Degree in Professional Accounting from the Open University of Hong Kong. He is also a fellow member of The Association of Chartered Certified Accountants and The Hong Kong Institute of Certified Public Accountants.

Shengli Liu.  Mr. Liu, age 43, has over 15 years working experience in corporate management. Since 2007, Mr. Liu served as the chairman of Xi’an Edward Co., Ltd. From 1999 to 2006, he served as the chairman of Shaanxi Henglida Business Co. Ltd. In 1998 Mr. Liu served as the manager of Xi’an Railway Bureau Labor Service Co. Ltd. He acquired a Bachelors Degree in Economic Management from Shaanxi Provincial China’s Communist Party College in 1990.

Yueping Li.  Mr. Li, age 48, has more than 20 years business and management experience. From 2005 to present, he served as chairman of Shaanxi Yinlian Credit Guarantee Co. Ltd. In 2003 and 2004, Mr. Li was the vice-manager of Shaanxi International Trust and Investment Corporation Holding Company. From 1996 to 2002, he served as General Manager in Beijing Boming Castor-oil Plant Co., Ltd. Mr. Li served as project manager in China Machinery and Equipment Import & Export Company from 1992 to 1996. He worked as Northwest commissioner in Mechanical Engineering Company of Shougang Group from 1989 to 1991. Mr. Li acquired his Bachelors Degree of Engineering at Beijing Institute of Technology in 1986, and received his Masters of Engineering Degree in 1989.

Shuncheng Ma.  Mr. Ma, age 48, worked as general manager in Shaanxi Hongbao Green Engineering Co. Ltd. since 1999. He worked as general manager in Lvbao Industrial Co. Ltd. from 1995 to 1999. Mr. Ma graduated from Northwest University in 1986 with a Bachelors Degree in Mathematics and received an EMBA at Northwest University Economic Management College in 2005.

Chunli Li.  From 2010 to present, Mr. Li., age 51, has acted as manager of the Engineering Department of Shaanxi Libao Ecology Techonology Co. Ltd. From 2005 to 2006, he was the vice -manager of Xi’an Shili Electric Power Co., Ltd. From 2001 to 2004, he served as General Manager of Shaanxi Naide High-Tech Development Co., Ltd. Mr. Li received his Bachelors Degree from Shaanxi Province Agriculture College in 1984.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

The Company did not have any meetings of its Board of Directors in the preceding year, and all Director action was taken by unanimous written consent during the preceding year.  The Company presently does not have an audit committee, compensation committee or nominating committee.  The Company does not have an audit committee charter or a charter governing the nominating process as the management of the Company believes that until this point it has been premature at the early stage of the Company’s management and business development to form an audit, compensation or nominating committee.  However, the new management of the Company may form an audit, compensation and nominating committee in the future.  Until these committees are established, these decisions will continue to be made by the Board of Directors.  Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company’s Board of Directors does not currently provide a process for stockholders to send communications to the Board of Directors as its management believes that until this point it has been premature given the limited liquidity of the common stock of the Company to develop such processes.  However, the new management of the Company may establish a process for stockholder communications in the future.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to the Share Exchange Agreement, Shengli Liu received 60,000,000 shares of Common Stock of the Company in exchange for 60% of the share capital of FIHK pursuant to the Share Exchange Agreement.  He will become a director of the Company after the ten day waiting period required by Rule 14f-1 under the Exchange Act.

Mr. Man Ha was the CFO and a director of the Company and since inception has provided funds in the form of non interest-bearing shareholders’ loans to China Forestry Inc.:  $163,845 and $137,077 remained owed to Mr. Ha as of December 31, 2010 and 2009.

Except for the transactions described above, there are no proposed transactions and no transactions during the past two years to which the Company was (or is) a party, and in which any officer, director, or principal stockholder, or their affiliates or associates, was also a party.

EXECUTIVE COMPENSATION

Executive Compensation

Summary Compensation Table

The following Summary Compensation Table sets forth, for the years indicated, all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities by the Company’s chief executive officer and all other executive officers who received or are entitled to receive remuneration in excess of $100,000 during the stated periods.

SUMMARY COMPENSATION TABLE

Name of Officer	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation	All Other Compensation	Total

Tian, Yuan*	2010	--	--	--	--	--	--	--	--
	2009	--	--	--	--	--	--	--	--
	2008	--	--	--	--	--	--	--	--
Han, Degong*	2010	--	--	--	--	--	--	--	--
	2009	--	--	--	--	--	--	--	--
	2008	- -	--	--	--	--	--	--	- -

* Management has devoted their services to the Company’s development in these years, and agreed to receive no salaries or other compensation until the Company makes a profit

Option Grants in Last Fiscal Year

There were no options granted to any of the named executive officers during the year ended December 31, 2010.

During the year ended December 31, 2010, none of the named executive officers exercised any stock options.

Employment Agreements

The Company has no employment agreements with any of its employees.

Equity Compensation Plan Information

The Company currently does not have any equity compensation plans; however the Company is currently deliberating on implementing an equity compensation plan.

Directors’ and Officers’ Liability Insurance

The Company currently does not have insurance insuring directors and officers against liability; however, the Company is in the process of investigating such insurance.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company.  Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.  To the best knowledge of CHFY based on the filings made, during fiscal year 2010, the officers, directors and 10% stockholders of the Company filed all Section 16(a) reports they are required to file on a timely basis.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, China Forestry, Inc. has duly caused this report to be signed by the undersigned hereunto authorized.

Date: May 30, 2011                                                                 China Forestry, Inc.

By: /s/ Yuan Tian____________________
Yuan Tian
CEO and Director

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